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12011836

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC MAIL PROCESSING
RECEIVED
FEB 29 2012
WASH, D.C. 310 SECTION

SEC FILE NUMBER
8-68419

*AB 3/5

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bluestone Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1650 Tysons Boulevard, Suite 1530
(No. and Street)

McLean (City) Virginia (State) 22102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ivey 703-462-5605
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number

m

OATH OR AFFIRMATION

I, John Allen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluestone Capital Partners, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

CEO
(Title)

HEATHER J. GAUL NOTARY PUBLIC REG # 318982 MY COMMISSION EXPIRES 7/31/2014 COMMONWEALTH OF VIRGINIA

Heather J. Gaul
(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

CONTENTS

INDEPENDENT AUDITORS' REPORT

Bluestone Capital Partners, LLC

We have audited the accompanying statement of financial condition of Bluestone Capital Partners, LLC as of December 31, 2011, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bluestone Capital Partners, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 10 and 11 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kaufman, Rossin & Co.

Miami, Florida
February 27, 2012

BLUESTONE CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS		
CASH AND CASH EQUIVALENTS	$	632,449
ACCOUNTS RECEIVABLE (NOTE 5)		221,656
PREPAID EXPENSES AND OTHER ASSETS		26,693
PROPERTY AND EQUIPMENT (NOTE 3)		663,749
	$	1,544,547
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	652,058
LEASE COMMITMENT (NOTE 4)		
MEMBERS' EQUITY		892,489
	$	1,544,547

See accompanying notes.

BLUESTONE CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2011

REVENUE		
Merger and acquisition fees	$	1,405,290
Interest income		692
Total revenue		1,405,982
EXPENSES		
Salaries		1,426,580
Bonus		458,808
Fringe expense		259,288
Marketing		214,359
Rent (Note 4)		204,238
Professional Fees		79,190
Dues and subscriptions		68,862
Depreciation and amortization (Note 3)		53,036
Travel		50,524
Meals and entertainment		41,539
Other general and administrative		152,346
Total expenses		3,008,770
NET LOSS	$(	1,602,788)

See accompanying notes.

BLUESTONE CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2011

		Total
Members' equity as of December 31, 2010	$	765,527
Contributed capital (Note 5)		1,729,750
Net loss	(	1,602,788)
Members' equity as of December 31, 2011	$	892,489

See accompanying notes.

BLUESTONE CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(1,602,788)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	53,036
Changes in operating assets and liabilities:	
Accounts receivable	(213,041)
Prepaid expenses and other assets	77,174
Accounts payable and accrued liabilities	645,840
Total adjustments	563,009
Net cash used in operating activities	(1,039,779)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(708,361)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	1,729,750
NET DECREASE IN CASH AND CASH EQUIVALENTS	(18,390)
CASH AND CASH EQUIVALENTS - BEGINNING	650,839
CASH AND CASH EQUIVALENTS - ENDING	$ 632,449

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Bluestone Capital Partners, LLC (the Company) is a broker-dealer specializing in investment banking services. The Company's membership in the Financial Industry Regulatory Authority (FINRA) became effective May 7, 2010. The Company provides a range of advisory services for public and privately-held businesses at varying stages of development. The Company focuses on advisory services in connection with mergers and acquisitions, fairness and solvency opinions, valuations, restructurings and corporate finance. In addition, the Company assists clients with their financing requirements, including the raising of both equity and debt capital.

Government and Other Regulation

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. As management believes that the accounts recorded are fully collectable and are therefore stated at net realizable value, at December 31, 2011, management has no allowance for doubtful accounts.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation and Amortization

Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed at the lesser of the useful life of the asset or the lease term. The estimated useful lives of the property and equipment range from 3 to 7 years.

Revenue Recognition

The Company recognizes its revenue as services are provided and collection is reasonably assured. Revenue from three customers accounted for approximately 80% of total revenue for the year ended December 31, 2011.

Marketing

Marketing costs are charged to operations as incurred. For the year ended December 31, 2011, marketing expense totaled $214,359.

Employee Benefit Plan

The Company sponsors a 401(k) plan (the Plan) that covers substantially all full-time employees meeting certain eligibility requirements. The Company's benefit plan expense is recognized in the year incurred. The Company's contributions to the Plan amounted to $38,741 for the year ended December 31, 2011 and is included in fringe expense in the accompanying statement of operations.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company. No provision for income taxes is included in the accompanying financial statements.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. The Company's tax returns for years subsequent to 2008 remain subject to examination by the Internal Revenue Service.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2011, the Company's Net Capital was ($19,609) which was below the requirement by $63,080. The ratio of "Aggregate Indebtedness" to "Net Capital" was (33.25) to 1. This deficit was discovered on January 23, 2012 and corrected the same day with a capital contribution.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010 consisted of the following:

Equipment	$ 25,724
Furniture and fixtures	206,568
Leasehold Improvements	485,827
	718,119
Less: accumulated depreciation and amortization	(54,370)
	$ 663,749

Depreciation and amortization expense amounted to $53,036 for the year ended December 31, 2011.

NOTE 4. LEASE COMMITMENT

In January 2011, the Company entered into a non-cancelable operating lease for an office facility in McLean, Virginia, beginning June 2011 and expiring September 2018.

The approximate future minimum rentals under the lease for the years subsequent to December 31, 2011 are as follows:

2012	$ 216,000
2013	222,000
2014	227,000
2015	233,000
2016	239,000
Thereafter	412,000
	$ 1,549,000

Rent expense for the office facility amounted to $112,139 for the year ended December 31, 2011.

NOTE 5. RELATED PARTY TRANSACTIONS

Transactions with Affiliate

In the normal course of business, the Company paid certain expenses on behalf of a company that is affiliated through common ownership. As of December 31, 2011, approximately $108,000 is due from the affiliated company for the expenses paid on its behalf. This amount is included in accounts receivable in the accompanying statement of financial condition.

Contributions

During the year ended December 31, 2011, members made capital contributions totaling $1,729,750. In January 2012, the members made additional capital contributions amounting to $468,750.